August 4, 2010

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz
                  J. Nolan McWilliams
Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Re:	Santander Drive Auto Receivables LLC Registration Statement on Form S-3 Filed March 12, 2010 File No. 333-165432
     On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated April 8, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on March 12, 2010, as well as two clean copies of Amendment No. 1.
     The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
     Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP
August 4, 2010

General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The following affiliates of the depositor have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: Santander Drive Auto Receivables Trust 2007-1 (CIK code 0001393622), Santander Drive Auto Receivables Trust 2007-2 (CIK code 0001406317), Santander Drive Auto Receivables Trust 2007-3 (CIK code 0001414620) and Santander Drive Auto Receivables Trust 2010-1 (CIK code 0001492093).

On October 30, 2009, Triad Financial SM LLC merged with and into Santander Consumer USA Inc., following which Triad Financial Special Purpose LLC, the depositor for the issuing entities described in the following sentence, became an affiliate of the depositor. Since January 1, 2006, the following issuing entities previously established by Triad Financial Special Purpose LLC have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: Triad Automobile Receivables Trust 2006-A (CIK code: 0001350062), Triad Automobile Receivables Trust 2006-B (CIK code: 0001363067), Triad Automobile Receivables Trust 2006-C (CIK code: 0001377943), Triad Automobile Receivables Trust 2007-A (CIK code: 0001400127) and Triad Automobile Receivables Trust 2006-B (CIK code: 0001418497).

Other than as described above, there are no other issuing entities established by the depositor or any affiliate of the depositor since January 1, 2006 that have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering.

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-

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August 4, 2010

K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response

We confirm that the Depositor will file finalized agreements (which may be unexecuted as provided by Instruction 1 of Item 601) simultaneously with or prior to the filing of the final prospectus by post-effective amendment as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement. We have revised pages S-51 and S-56 in the form prospectus supplement and page 30 in the base prospectus to reflect that the finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.	Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. We note by way of example references to Seller when

Mayer Brown LLP
August 4, 2010

it appears that you are in fact referring to the sponsor or to originators. Please revise as appropriate or advise.

Response

We have revised the base prospectus and form prospectus supplement to use the terminology set forth in Regulation AB with respect to parties involved in the transaction where applicable.

6.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions for the transaction parties referred to in Item 1119 of Regulation AB.

Response

We have added a separately captioned section in the form prospectus supplement that discloses the affiliations and certain relationships and related transactions of the transaction parties pursuant to Item 1119 of Regulation AB. Please see page S-25 of the form prospectus supplement.
Prospectus Supplement
Cover page
7.	We note bracketed disclosure that the notes are payable “principally” from the assets of the issuing entity. Please clarify whether there are other assets available for payment on the notes other than those in the asset pool. If so, please advise how this structure would meet the definition of “asset-backed security.”

Response

The form prospectus supplement contemplates that a given transaction may include features such as an interest rate swap, bond insurance or other similar features, proceeds from which would be available to make payments on the notes. We would anticipate that, notwithstanding the presence of these features, the notes would still be “primarily serviced by the cash flows” of the receivables in the pool owned by the issuer and fall within the definition of an “asset-backed security” under Regulation AB.

8.	We note that the receivables may consist of “non-prime” receivables. Please revise to define what you consider to be non-prime receivables and any difference between these and “sub-prime” receivables.

Mayer Brown LLP
August 4, 2010

Response

No difference in substance was intended between “non-prime” receivables and “sub-prime” receivables. As such, we have revised the base prospectus and form prospectus supplement to refer to “sub-prime” (rather than “non-prime”) receivables.

9.	Please revise to disclose the interest rate swap in the third bullet. We note disclosure on page S-9.

Response

We have revised the third bullet on the front cover to reflect the interest rate swap.

10.	Please remove the term “Co-Managers” from the cover page.

Response

We have removed the term “Co-Managers” from the cover page.
Summary of Terms, page S-1
11.	We note your discussion of the revolving period on page 26 of the base prospectus. Please add bracketed language in the prospectus supplement summary section illustrating the form of disclosure you would provide if you included this feature in one of your transactions.

Response

We have added bracketed language to the form prospectus supplement summary section, on page S-5, to illustrate the form of disclosure to be provided if a revolving period were used. We have also added additional disclosure describing the revolving period to the body of the form prospectus supplement on page S-55.
Statistical Information, page S-5
12.	Please revise the summary to indicate that you will disclose the types of exceptions to disclosed underwriting criteria that may arise. If there are such exceptions, please provide statistical data regarding exceptions, to the extent material. We note in this regard disclosure on page 17 of the base prospectus.

Response

We have revised the summary on page S-5 and the text on page S-26 of the form prospectus supplement to indicate that we will disclose the types of exceptions to

Mayer Brown LLP
August 4, 2010

disclosed underwriting criteria that may arise. If there are such exceptions, we will provide statistical data regarding exceptions, to the extent material.

13.	Please provide statistical data regarding non-prime loans in your summary section.

Response

We have revised page S-4 of the form prospectus supplement to provide the weighted average FICO® score of the receivables and the range of FICO® scores of the obligors for the receivables included in the pool.
Subsequent Receivables, page S-6
14.	Please confirm that the pre-funding period will not extend beyond one year from the date of issuance.

Response

We confirm that the pre-funding period will not extend beyond one year from the date of issuance in compliance with Item 1101(c)(3)(ii) of Regulation AB. We have revised page S-6 of the form prospectus supplement to clarify that the pre-funding period will not extend beyond one year from the date of issuance.
The Receivables Pool, page S-25
15.	Please revise the penultimate sentence in the second paragraph on page S-26 to remove the implied disclaimer of accuracy regarding FICO scores.

Response

We have revised page S-27 of the form prospectus supplement to remove the language regarding accuracy of information.
Forward Looking Statements, page S-73
16.	Please remove references to the Private Securities Litigation Reform Act, as it does not apply with initial public offerings such as this.

Response

We have revised page S-77 of the form prospectus supplement and page S-68 of the base prospectus to remove references to the Private Securities Litigation Reform Act.

Mayer Brown LLP
August 4, 2010

Base Prospectus
Overview of the Information in this Prospectus, page i
17.	We note your disclosure that where information in the supplement “is more specific or different” than information in the base prospectus, investors should rely on the information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response

We have revised page iv of the base prospectus to delete language implying that the disclosure in a prospectus supplement may contradict disclosure in the base prospectus.
* * * * *
     If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Sincerely,
/s/ Stuart M. Litwin
Stuart M. Litwin
cc: Eldridge Burns, Esq.